[redacted]

09040139 TES

SECURI... GE COMMISSION

Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34434

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTEGRA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6120 EARLE BROWN DRIVE, SUITE 550

(No. and Street)

MINNEAPOLIS	MN	55430
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOREEN WEBER (763) 585-0503

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW, KRAUSE & COMPANY, LLP

(Name – *if individual, state last, first, middle name*)

225 SOUTH SIXTH STREET, SUITE 2300,	MINNEAPOLIS,	MN	55402
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2009

Washington, DC 101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, DOREEN WEBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTEGRA, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBBIE D HILDRE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31 2010

Debbie D Hildre
Notary Public

Doreen Weber
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTEGRA, LLC AND SUBSIDIARY

Minneapolis, Minnesota

December 31, 2008

CONSOLIDATED FINANCIAL STATEMENTS

Including Independent Auditors' Report

FINTEGRA, LLC AND SUBSIDIARY

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

Board of Governors
Fintegra, LLC
Minneapolis, Minnesota

We have audited the accompanying consolidated statement of financial condition of Fintegra, LLC and subsidiary (limited liability companies) as of December 31, 2008, and the related consolidated statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fintegra, LLC and subsidiary as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 19, 2009

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

FINTEGRA, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$ 2,095,719
Certificates of deposit	525,046
Deposit with clearing broker	100,796
Commissions and other receivables	662,978
Other assets	99,061
Note receivable - officer	128,000
Property and equipment, net	85,378
Deferred income taxes	35,683
TOTAL ASSETS	$ 3,732,661

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 72,279
Commissions payable	603,714
Accrued payroll and related taxes	110,295
Accrued expenses	244,095
Income taxes payable	168,507
Total Liabilities	1,198,890
MEMBER'S EQUITY	
Member's equity	3,033,771
Loan to sole member	(500,000)
Member's Equity	2,533,771
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,732,661

See accompanying notes to consolidated financial statements.